FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Integra Resources Corp. ("Integra" or the "Company")
1050 - 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

Item 2. Date of Material Change

August 21, 2024.

Item 3. News Release

A news release was disseminated through the facilities of Cision on August 21, 2024, and subsequently filed under Integra's issuer profile on SEDAR+ at www.sedarplus.ca.

Item 4. Summary of the Material Changes

On August 21, 2024, the Company completed its previously announced bought deal private placement of 14,900,000 subscription receipts (the "Subscription Receipts") at a price of C$1.35 per Subscription Receipt (the "Offering Price") for gross proceeds of approximately C$20 million (the "Offering"). The Offering was conducted by Stifel Nicolaus Canada Inc. and Eight Capital, as co-lead underwriters and joint bookrunners, together with a syndicate of underwriters including BMO Nesbitt Burns Inc., Cormark Securities Inc., Desjardins Securities Inc. and Ventum Financial Corp. (collectively, the "Underwriters").

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On August 21, 2024, the Company entered into an agreement with the Underwriters pursuant to which the Underwriters agreed to purchase, on a "bought deal" basis, 14,900,000 Subscription Receipts at the Offering Price for aggregate gross proceeds of approximately $20 million.

The gross proceeds from the Offering were placed into escrow with TSX Trust Company (the "Subscription Receipt Agent"). Each Subscription Receipt represents the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the acquisition (the "Transaction") of Florida Canyon Gold Inc. ("FCGI") other than the issuance of the consideration shares to shareholders of FCGI) (the "Escrow Release Conditions"), without payment of additional consideration, one common share in the capital of Integra (each an "Integra Share" and collectively, the "Integra Shares") subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement entered into on August 21, 2024 among the Company, the Underwriters and the Subscription Receipt Agent (the "Subscription Receipt Agreement"). If the Escrow Release Conditions are satisfied on or before December 15, 2024 (the "Termination Date"), the escrowed funds, together with interest earned thereon, will be released to the Company. If the Escrow Release Conditions are not satisfied prior to the Termination Date, the escrowed funds, together with interest earned thereon, will be returned on a pro rata basis to the holders of the Subscription Receipts, and the Subscription Receipts will be cancelled and have no further force and effect. The Subscription Receipts, including the Integra Shares issuable upon conversion thereof, are subject to a statutory hold period expiring on December 22, 2024.

In connection with the Offering, and assuming the Escrow Release Conditions are satisfied prior to the Termination Date, the Underwriters will receive a cash commission equal to 6.0% of the gross proceeds from the sale of Subscription Receipts, which commission was reduced to 3.0% in respect of certain president's list purchasers.

Following completion of the Transaction, the net proceeds from the Offering are expected to be used to finance mine optimization opportunities at the Florida Canyon mine, continued advancement of DeLamar and Nevada North, and for general corporate purposes.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

There is no information of a material nature that has been omitted.

Item 8. Executive Officer

Andrée St-Germain
Chief Financial Officer
778.873.8190

Item 9. Date of Report

August 26, 2024

Forward looking and other cautionary statements

Certain information in this material change report contains forward-looking information concerning plans related to Integra's business and other matters that may occur in the future, made as of the date of this material change report including, but not limited to: the anticipated use of proceeds from the Offering; the ability of Integra to satisfy the Escrow Release Conditions; and the ability of Integra to consummate the Transaction. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to legislative and/or regulatory changes; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; Native American rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this material change report, Integra has applied several material assumptions, including, but not limited to, the assumptions; that Integra will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Integra expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.